At a Joint Special Meeting of Shareholders held on June 14, 2011, shareholders of the Fund considered the proposal described below.

Proposal 1: Shareholders of BofA Funds Series Trust elected each of the nominees to serve on the Board of Trustees of BofA Funds Series Trust, each to hold office for an indefinite term, as follows:

Trustee Votes For       Vote Withheld Abstentions Broker Non-Votes

Harrison M. Bains 35,268,401,836.97    1,018,853,621.15   76,329.00 0
Paul Glasserman 35,269,218,184.98    1,018,037,273.14   76,329.00 0
George J. Gorman 35,269,443,299.57    1,017,812,158.55   76,329.00 0
William A. Hawkins 35,260,759,691.42    1,026,495,766.70   76,329.00 0
R. Glenn Hilliard 35,267,344,715.95    1,019,910,742.17   76,329.00 0
William J. Kelly 35,269,788,358.07    1,017,467,100.05   76,329.00 0
Debra J. Perry35,268,344,824.87    1,018,910,633.25   76,329.00 0

Proposal 2: Shareholders of BofA Cash Reserves approved a clarification that the Fund’s fundamental concentration policy permits it to concentrate in certain bank obligations, as follows:

Votes For Vote Withheld Abstentions Broker Non-Votes
8,012,995,439.37 76,399,474.71 253,087,886.31 2,961,947,163.00

Proposal 2: Shareholders of BofA Money Market Reserves approved a clarification that the Fund’s fundamental concentration policy permits it to concentrate in certain bank obligations, as follows:

Votes For Vote Withheld Abstentions Broker Non-Votes
5,381,012,463.50 297,287,566.49 294,519,395.37 2,115,166,540.00